Mail Stop 3561

June 29, 2009

<u>Via U.S. Mail</u>

Mr. Kevin M. Sheehan
Chief Executive Officer and Chief Financial Officer
NCL Corporation LTD
7665 Corporate Center Drive
Miami, Florida 33126

      Re: NCL Corporation LTD
              Form 20-F for the year ended December 31, 2008
              Filed April 7, 2009
              File No. 333-128780

Dear Mr. Sheehan:

We have completed our review of your Form 20-F noted above and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief